1900 K Street, N.W. Washington, DC 20006 Tel: +1 202 261 3300 Fax: +1 202 261 3333 www.dechert.com

February 16, 2024

Board of Trustees
Angel Oak Funds Trust
3344 Peachtree Road NE, Suite 1725
Atlanta, Georgia 30326

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to each of the funds identified on Schedule A as a target fund (each, a “Target Fund”), each a separate series of Angel Oak Funds Trust, a Delaware statutory trust (the “Trust”), and to each of the funds identified on Schedule A as an acquiring fund (each, an “Acquiring Fund”), each a separate series of the Trust, and to the holders of shares of beneficial interest in each Target Fund (“Target Fund Shareholders”), in connection with the transfer of all of the assets as defined in Section 1.1(b) of the Agreement and Plan of Reorganization (the “Agreement”) dated as of February 16, 2024, executed by the Trust on behalf of each Target Fund and each corresponding Acquiring Fund, of each Target Fund (the “Assets”) to the corresponding Acquiring Fund in exchange solely for shares of beneficial interest of the corresponding Acquiring Fund (“Acquiring Fund Shares”) and the assumption of all of the liabilities as defined in Section 1.1(c) of the Agreement of each Target Fund (the “Liabilities”) by the corresponding Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by each Target Fund and cash paid in lieu of fractional shares in complete liquidation and termination of each Target Fund (the “Reorganization”), all pursuant to the Agreement.

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the Form N-14 filed by the Trust with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of each Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of each Target Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

Page 2 Angel Oak Funds Trust February 16, 2024

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement and the Form N-14 referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to each Target Fund and each corresponding Acquiring Fund:

1.The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities;

3.No gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities or upon the distribution of Acquiring Fund Shares to the Target Fund Shareholders in exchange for their Target Fund shares, except that the Target Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;

4.No gain or loss will be recognized by the Target Fund Shareholders upon the exchange of the Target Fund shares for Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares);

Page 3 Angel Oak Funds Trust February 16, 2024

5.The aggregate tax basis for Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares held by each such Target Fund Shareholder immediately prior to the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

6.The holding period of Acquiring Fund Shares to be received by each Target Fund Shareholder will include the period during which the Target Fund shares surrendered in exchange therefor were held (provided such Target Fund shares were held as capital assets on the date of the Reorganization);

7.The tax basis of the Assets acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Target Fund immediately prior to the Reorganization; and

8.The holding period of the Assets in the hands of the Acquiring Fund will include the period during which those Assets were held by the Target Fund (except where the investment activities of Acquiring Fund have the effect of reducing or eliminating such periods with respect to an Asset).
(continued)

Page 4 Angel Oak Funds Trust February 16, 2024

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to (1) each Target Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, (2) shareholders of each Target Fund whose investment is liquidated and who receive a distribution of cash equal to the net asset value of the Target Fund shares held by them because such shareholders do not hold their Target Fund shares through an account that can accept Acquiring Fund Shares on the date of the Reorganization, and (3) shareholders of each Target Fund who hold their Target Fund shares through a fund direct individual retirement account and whose Target Fund shares are exchanged for cash.

Very truly yours,

/s/ Dechert LLP